DC

02013025

Act 34
Section
Rule Form 18-K
Public
Availability 2-4-02

NO ACT
P.E 1-4-02
33-66360

February 4, 2002

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

RE: Republic of Italy
Incoming letter dated January 4, 2002
Incoming letter dated January 31, 2002

Based on the facts presented, this Division would raise no objection if the Republic of Italy files with the Commission annual reports on Form 18-K under the Securities Exchange Act of 1934 (the "Exchange Act") and amendments to such annual reports on Form 18-K/A, and if the Republic of Italy incorporates by reference such filings into registration statements, including shelf registration statements, and related prospectuses filed with the Commission under the Securities Act of 1933, all as described in your letter.

Because this position is based on the representations made to the Division in your letter, it should be noted that different facts might require a different result. Further, this response only expresses this Division's position on enforcement action and does not express any legal conclusion on the questions presented.

Sincerely,

Michael Coco
Attorney-Adviser

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2002

Richard A. Ely, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Canada Square
Canary Wharf
London E14 5DS
United Kingdom

Re: Republic of Italy

Dear

In regard to your letters of 1/4/02 and 1/31/02 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

ONE CANADA SQUARE
CANARY WHARF
LONDON E14 5DS

TEL: (020) 7519-7000
FAX: (020) 7519-7070
http://www.skadden.com

January 4, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Paul M Dudek, Esq.
Office of International Corporate Finance
Division of Corporation Finance

Re: The Republic of Italy

Dear Mr. Dudek:

We are writing on behalf of The Republic of Italy ("Italy") to request an interpretive letter allowing Italy in connection with offerings of securities by Italy in the United States, (i) to file voluntarily with the Securities and Exchange Commission (the "Commission") Annual Reports on Form 18-K under the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) to amend from time to time such Annual Reports by filing Form 18-K/As under the Exchange Act and (iii) to incorporate such filings into registration statements on Schedule B, including shelf registration statements, filed by Italy with the Commission for the purpose of complying with the registration requirements under the Securities Act of 1933 (the "Securities Act").

We believe that the disclosure procedure described below would facilitate the process by which Italy conducts public offerings of its debt securities in the United States and is in accordance with previous no-action letters issued by the staff of the Division of Corporation Finance to other issuers filing registration statements on Schedule B, including the letters issued to Republic of Turkey (available October 19, 1999), Republic of South Africa (available October 19, 1999), Republic of Panama (available March 25, 1998), Federative Republic of Brazil (available May 15, 1997), Republic of Colombia (available February 3, 1997), State of Israel (available November 30, 1995), Republic of Argentina (available November 1, 1995), Commonwealth of Australia (available April 4, 1995), Republic of Portugal (available July 22, 1994), United Mexican States (available February 25, 1994), Ireland (available January 7, 1993), Hydro-Quebec and Province de Quebec (available November 6, 1991), Canada and its

Crown Corporations (available April 8, 1991) and Federal Business Development Bank (available November 30, 1987).

Present Procedures

Italy is a "seasoned" Schedule B issuer eligible to use the shelf registration procedures set forth in Release No. 33-6424 (dated September 2, 1982) (the "Release").

In accordance with the Release, Italy currently files shelf registration statements which include a basic prospectus containing all of the information required by Schedule B under the Securities Act and other information deemed material to investors. Italy's Registration Statement (No. 333-13180) was declared effective on March 30, 2001. The basic prospectus is required to be updated under currently applicable rules at least annually, and to be distributed to prospective dealers and investors as required by the Release. Specific securities are offered by a prospectus supplement containing the terms of the offering and a description of any material recent developments. The prospectus supplement, together with the basic prospectus, is delivered to purchasers, and all necessary filings are made pursuant to Rule 424 under the Securities Act.

The Proposal

Italy hereby requests an interpretive letter approving the implementation of the following procedures:

1. Italy will file Annual Reports on Form 18-K ("Annual Reports") with the Commission during periods when it desires to have access to shelf registration procedures. Such Annual Reports would include, as of their respective dates: (i) all of the information and exhibits called for by Form 18-K, and (ii) as an additional exhibit or exhibits thereto, any additional information required under Schedule B to be included in a Schedule B registration statement under the Securities Act (except as set forth in the next paragraph) together with additional information deemed material to investors. The resulting descriptions of Italy would be substantially as comprehensive as those currently included in Italy's basic prospectus, and such information would be presented in substantially the same format as in that basic prospectus.

The Annual Reports would not include certain Schedule B information, such as the description of securities and plan of distribution. In the case of Italy's existing shelf registration statements and successors thereto, this information would continue to be included in the applicable basic prospectuses and prospectus supplements containing the terms of the offering.

2. Italy's basic prospectus would contain a description of the securities offered thereby, the plan of distribution, the application of proceeds, Italy's debt record, the names and address of Italy's authorized agent in the United States and the name and addresses of counsel who will pass upon the validity of the securities. The basic prospectus would incorporate by reference the most recently filed Annual Report on Form 18-K of Italy (and all exhibits thereto) and all amendments thereto subsequently filed on Form 18-K/A.

In order to implement the proposal outlined in this letter, the basic prospectus (or the prospectus supplement, if any, circulated together with such basic prospectus) would contain an undertaking to deliver upon request a copy of the Annual Report on Form 18-K and any other information incorporated by reference. Italy's shelf registration statement currently includes undertakings identical to the undertakings set forth in Item 512(a)(1), (2) and (3) and Item 512(i)(1) of Regulation S-K. The undertakings currently included in Italy's shelf registration statement obligating Italy to file post-effective amendments (i) to include prospectuses required by Section 10(a)(3) of the Securities Act and (ii) to reflect in the basic prospectus any facts or events arising after the effective date of Italy's shelf registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in such registration statement, will be modified so as not to apply if the information required is included in a report under the Exchange Act that has been incorporated by reference. The agreement to provide legal opinions in post-effective amendments would be modified for the purposes of Italy's shelf registration statements so as to permit Italy to furnish such opinions by filing an amendment on Form 18-K/A to the Annual Report on Form 18K.

As a result of the foregoing, except as required by the modified undertakings to be included in Italy's registration statements, Italy would not be required to file annual post-effective amendments to its Securities Act registration statements.

3. At the time when any registered securities are offered to the public, the basic prospectus, together with a prospectus supplement, would be delivered to all purchasers. Any material recent developments subsequent to the date of the basic prospectus or the most recent Annual Report on Form 18-K, would either be included in (i) a subsequent Annual Report on Form 18-K, or in a Form 18-K/A amendment that is incorporated by reference in the basic prospectus or (ii) the prospectus supplement itself. Italy will, from time to time, amend its Annual Report on Form 18-K through the use of Form 18-K/A as often as is necessary to disclose material information contained in official budgetary, financial and statistical information and any other material information or developments. Italy anticipates that the time of filing of such Annual Report and such amendments will correspond to the periodic release of official budgetary,

financial and statistical information which will provide the basis for the Annual Report and amendments. At the present time, it is expected that such an amendment typically would be made in July of each year after Italy's financial and statistical information becomes available, and at such other times corresponding to the periodic release of other material official budgetary, financial or statistical information, if any, or to reflect other material developments, if any.

The information and documents that, under current procedures, must be filed by post-effective amendment at the time of an offering (the underwriting terms, any terms agreement, the list of names and addresses of the underwriters, an itemized list of expenses and legal opinions with respect to the securities) would instead be filed on, and incorporated by reference by means of, Form 18-K or amendments thereto on Form 18-K/A.

4. The basic prospectus and prospectus supplement would be delivered to all purchasers of registered securities, and Italy would, pursuant to the undertaking to be included in the basic prospectus, provide to each recipient of such basic prospectus and prospectus supplement, who so requests, a copy of the Annual Report on Form 18-K, together with all exhibits and amendments thereto. Otherwise, unless it chose to do so, Italy would not make an annual public distribution of its Form 18-K, or of the exhibits or amendments thereto, or of its basic prospectus to dealers or prospective investors as contemplated by the Release.

Benefits of Proposal

We believe this proposal has several benefits to investors and to Italy, including the following:

1. Italy would be able to use shelf registration procedures nearly identical to those available to foreign private registrants eligible to use Form F-3 and Rule 415 (the policy underlying the Release).

2. Up-to-date information with respect to Italy would be made available to United States investors by procedures that are significantly less burdensome and expensive than the current system.

3. Since Italy would have the most recently available information on file, it would be in a position to access the United States markets at all times without undue effort or delay.

Timing and Implementation

Italy currently has on file a shelf registration statement in connection with the offering of its debt securities in the United States. Accordingly, Italy desires to implement the proposal outlined in this letter as soon as possible by (i) filing Italy's Annual Report on Form 18-K for the year ended 2000 which would include the additional information described above that is currently included in the basic prospectus, (ii) filing post-effective amendments to the current shelf registration statements to provide for the changes to the basic prospectus described herein and for the incorporation by reference of Italy's most recent Annual Report on Form 18-K and all subsequent amendments thereto filed on Form 18-K/A, and (iii) amending the undertakings in Part II of its registration statements as required.

If you have any questions or need any further information with respect to the matters set forth in this letter, please contact me at +(44) 20 7519 7171.

Very truly yours,

Richard A. Ely /KEIC/

Richard A. Ely

cc: Amy O' Brien, Division of Corporation Finance

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE CANADA SQUARE
CANARY WHARF
LONDON E14 5DS

TEL: (0171) 519-7000
FAX: (0171) 519-7070

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January 31, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Paul M Dudek, Esq.
Office of International Corporate Finance
Division of Corporation Finance

Re: The Republic of Italy – Revised No-Action Letter

Dear Mr. Dudek:

We are writing on behalf of The Republic of Italy ("Italy") to request an interpretive letter allowing Italy in connection with offerings of securities by Italy in the United States, (i) to file voluntarily with the Securities and Exchange Commission (the "Commission") Annual Reports on Form 18-K under the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) to amend from time to time such Annual Reports by filing Form 18-K/As under the Exchange Act and (iii) to incorporate such filings into registration statements on Schedule B, including shelf registration statements, filed by Italy with the Commission for the purpose of complying with the registration requirements under the Securities Act of 1933 (the "Securities Act").

We believe that the disclosure procedure described below would facilitate the process by which Italy conducts public offerings of its debt securities in the United States and is in accordance with previous no-action letters issued by the staff of the Division of Corporation Finance to other issuers filing registration statements on Schedule B, including the letters issued to Republic of Turkey (available October 19, 1999), Republic of South Africa (available October 19, 1999), Republic of Panama (available March 25, 1998), Federative Republic of Brazil (available May 15, 1997), Republic of Colombia (available February 3, 1997), State of Israel (available November 30, 1995), Republic of Argentina (available November 1, 1995), Commonwealth of Australia (available April 4, 1995), Republic of Portugal (available July 22, 1994), United Mexican States (available February 25, 1994), Ireland (available January 7, 1993), Hydro-Quebec and Province de Quebec (available November 6, 1991), Canada and its

Crown Corporations (available April 8, 1991) and Federal Business Development Bank (available November 30, 1987).

Present Procedures

Italy is a "seasoned" Schedule B issuer eligible to use the shelf registration procedures set forth in Release No. 33-6424 (dated September 2, 1982) (the "Release").

In accordance with the Release, Italy currently files shelf registration statements which include a basic prospectus containing all of the information required by Schedule B under the Securities Act and other information deemed material to investors. Italy's Registration Statement (No. 333-13180) was declared effective on February 21, 2001. The basic prospectus is required to be updated under currently applicable rules at least annually, and to be distributed to prospective dealers and investors as required by the Release. Specific securities are offered by a prospectus supplement containing the terms of the offering and a description of any material recent developments. The prospectus supplement, together with the basic prospectus, is delivered to purchasers, and all necessary filings are made pursuant to Rule 424 under the Securities Act.

The Proposal

Italy hereby requests an interpretive letter approving the implementation of the following procedures:

1. Italy will file Annual Reports on Form 18-K ("Annual Reports") with the Commission during periods when it desires to have access to shelf registration procedures. Such Annual Reports would include, as of their respective dates: (i) all of the information and exhibits called for by Form 18-K, and (ii) as an additional exhibit or exhibits thereto, any additional information required under Schedule B to be included in a Schedule B registration statement under the Securities Act (except as set forth in the next paragraph) together with additional information deemed material to investors. The resulting descriptions of Italy would be substantially as comprehensive as those currently included in Italy's basic prospectus, and such information would be presented in substantially the same format as in that basic prospectus.

The Annual Reports would not include certain Schedule B information, such as the description of securities and plan of distribution. In the case of Italy's existing shelf registration statements and successors thereto, this information would continue to be included in the applicable basic prospectuses and prospectus supplements containing the terms of the offering.

2. Italy's basic prospectus would contain a description of the securities offered thereby, the plan of distribution, the application of proceeds, Italy's debt record, the names and address of Italy's authorized agent in the United States and the name and addresses of counsel who will pass upon the validity of the securities. The basic prospectus would incorporate by reference the most recently filed Annual Report on Form 18-K of Italy (and all exhibits thereto) and all amendments thereto subsequently filed on Form 18-K/A.

In order to implement the proposal outlined in this letter, the basic prospectus (or the prospectus supplement, if any, circulated together with such basic prospectus) would contain an undertaking to deliver upon request a copy of the Annual Report on Form 18-K and any other information incorporated by reference. Italy's shelf registration statement currently includes undertakings identical to the undertakings set forth in Item 512(a)(1), (2) and (3) and Item 512(i)(1) of Regulation S-K. The undertakings currently included in Italy's shelf registration statement obligating Italy to file post-effective amendments (i) to include prospectuses required by Section 10(a)(3) of the Securities Act and (ii) to reflect in the basic prospectus any facts or events arising after the effective date of Italy's shelf registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in such registration statement, will be modified so as not to apply if the information required is included in a report under the Exchange Act that has been incorporated by reference. The agreement to provide legal opinions in post-effective amendments would be modified for the purposes of Italy's shelf registration statements so as to permit Italy to furnish such opinions by filing an amendment on Form 18-K/A to the Annual Report on Form 18K.

As a result of the foregoing, except as required by the modified undertakings to be included in Italy's registration statements, Italy would not be required to file annual post-effective amendments to its Securities Act registration statements.

3. At the time when any registered securities are offered to the public, the basic prospectus, together with a prospectus supplement, would be delivered to all purchasers. Any material recent developments subsequent to the date of the basic prospectus or the most recent Annual Report on Form 18-K, would either be included in (i) a subsequent Annual Report on Form 18-K, or in a Form 18-K/A amendment that is incorporated by reference in the basic prospectus or (ii) the prospectus supplement itself. Italy will, from time to time, amend its Annual Report on Form 18-K through the use of Form 18-K/A as often as is necessary to disclose material information contained in official budgetary, financial and statistical information and any other material information or developments. Italy anticipates that the time of filing of such Annual Report and such amendments will correspond to the periodic release of official budgetary,

financial and statistical information which will provide the basis for the Annual Report and amendments. At the present time, it is expected that such an amendment typically would be made in July of each year after Italy's financial and statistical information becomes available, and at such other times corresponding to the periodic release of other material official budgetary, financial or statistical information, if any, or to reflect other material developments, if any.

The information and documents that, under current procedures, must be filed by post-effective amendment at the time of an offering (the underwriting terms, any terms agreement, the list of names and addresses of the underwriters, an itemized list of expenses and legal opinions with respect to the securities) would instead be filed on, and incorporated by reference by means of, Form 18-K or amendments thereto on Form 18-K/A.

4. The basic prospectus and prospectus supplement would be delivered to all purchasers of registered securities, and Italy would, pursuant to the undertaking to be included in the basic prospectus, provide to each recipient of such basic prospectus and prospectus supplement, who so requests, a copy of the Annual Report on Form 18-K, together with all exhibits and amendments thereto. Otherwise, unless it chose to do so, Italy would not make an annual public distribution of its Form 18-K, or of the exhibits or amendments thereto, or of its basic prospectus to dealers or prospective investors as contemplated by the Release.

Benefits of Proposal

We believe this proposal has several benefits to investors and to Italy, including the following:

1. Italy would be able to use shelf registration procedures nearly identical to those available to foreign private registrants eligible to use Form F-3 and Rule 415 (the policy underlying the Release).

2. Up-to-date information with respect to Italy would be made available to United States investors by procedures that are significantly less burdensome and expensive than the current system.

3. Since Italy would have the most recently available information on file, it would be in a position to access the United States markets at all times without undue effort or delay.

Timing and Implementation

Italy currently has on file a shelf registration statement in connection with the offering of its debt securities in the United States. Accordingly, Italy desires to implement the proposal outlined in this letter as soon as possible by (i) filing Italy's Annual Report on Form 18-K for the year ended 2000 which would include the additional information described above that is currently included in the basic prospectus, (ii) filing post-effective amendments to the current shelf registration statements to provide for the changes to the basic prospectus described herein and for the incorporation by reference of Italy's most recent Annual Report on Form 18-K and all subsequent amendments thereto filed on Form 18-K/A, and (iii) amending the undertakings in Part II of its registration statements as required.

If you have any questions or need any further information with respect to the matters set forth in this letter, please contact me at +(44) 20 7519 7171.

Very truly yours,

Richard A. Ely

cc: Amy O' Brien, Division of Corporation Finance